EXHIBIT 12.01

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (in thousands, except ratio data)

	NINE MONTHS ENDED JUNE 27, 2003	FISCAL YEARS ENDED SEPTEMBER 30, 2002 2001 2000 1999 1998
Income (loss) before provision
(benefit) for taxes on income
	$(9,748)	$(255,653)	$(317,305)	$(65,339)	$(13,269)	$(42,202)
Add -- Fixed charges	18,081	6,587	1,617	411	550	695
Income before taxes and fixed
charges (net of capitalized

interest)	8,333	(249,066)	(315,688)	(64,928)	(12,719)	(41,507)

Fixed charges:
Interest	14,471	4,227	--	--	--	--
Amortization of debt issuance
costs	1,379	--	--	--	--	--
Capitalized interest	--	--	--	--	--	--
Estimated interest component of
rental expense	2,231	3,360	1,617	411	550	695

Total	18,081	6,587	1,617	411	550	695

Ratio of earnings before taxes
and fixed charges, to fixed
charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)     During each of these periods, our earnings were less than our fixed changes. The amount of such deficiency was approximately $10 million for the nine months ended June 27, 2003, and $256 million, $317 million, $65 million, $13 million and $42 million for fiscal years 2002, 2001, 2000, 1999 and 1998, respectively.